Exhibit 99.3

TMX, NYSE — HBM

2015 No. 5

Hudbay Releases Fourth Quarter 2014 Results

Toronto, Ontario, February 19, 2015 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its fourth quarter 2014 financial results. In the fourth quarter of 2014, operating cash flow before change in non-cash working capital decreased to negative $3.5 million from $0.8 million in the fourth quarter of 2013. Operating cash flow in the fourth quarter of 2014 was impacted by lower year-over-year revenues from lower copper sales volumes, with approximately 40% of copper produced during the quarter in-transit and unsold, and an 18% decrease in realized copper prices. Cash flow from operations was also negatively affected by the previously disclosed unscheduled two-week shutdown of the 777 shaft, which caused the Manitoba business to miss its 2014 production guidance targets for zinc and precious metals and achieve the lower end of its guidance range for copper production.

“2014 represented a turning point for Hudbay with the completion of construction of three new mines and the delivery of an initial 26% year over year increase in copper production,” said David Garofalo, president and chief executive officer. “In 2015, we remain on track to achieve our target of at least a further 270% year over year increase in copper production and to improve our unit operating costs significantly through further economies of scale.”

Profit and earnings per share in the fourth quarter of 2014 were $49.6 million and $0.21, respectively, compared to a loss and loss per share of $61.5 million and $0.32 in the fourth quarter of 2013, respectively. The higher profit is mostly the result of a non-cash tax recovery arising from the recognition of previously unrecognized temporary differences in both Peru and Manitoba.

Profit and earnings per share for the fourth quarter of 2014 were affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per Share ($/share)
Augusta related costs	(4.2)	(3.1)	(0.01)
Loss on mark-to-market of embedded derivative related to long-term debt and warrants	(2.0)	(2.0)	(0.01)
Loss as a result of provisional pricing adjustments	(3.4)	(2.2)	(0.01)
Foreign currency losses	(8.3)	(8.5)	(0.04)
Deferred tax adjustments — Manitoba	—	35.2	0.15
Deferred tax adjustments — Peru	—	38.0	0.16

Hudbay has received commitments from a syndicate of Canadian banks, including its current lenders, to increase the size of the company’s corporate revolving credit facility from US$100 million to US$250 million. The credit facility is intended to provide additional liquidity as the Constancia project ramps up to commercial production. The upsized credit facility will be on substantially similar terms to the existing revolving credit facility and will be repayable in 2018. Hudbay expects to complete definitive documentation for the credit facility amendments by the end of the first quarter of 2015.

Hudbay’s board of directors has declared a semi-annual dividend in the amount of $0.01 per common share, payable on March 31, 2015 to shareholders of record on March 13, 2015.

Financial and Operating Results

Total revenue for the fourth quarter of 2014 was $128.4 million; $7.7 million lower than the same period in 2013. This decrease was primarily due to lower copper prices and lower copper, gold and silver sales volumes compared to the fourth quarter of 2013, which is a result of the unscheduled two week shutdown of the 777 shaft and approximately 40% of copper produced in the quarter in-transit and unsold.

Fourth quarter 2014 ore production at Hudbay’s Manitoba business unit was 13% higher than the prior year’s fourth quarter as a result of higher production volumes at Lalor and Reed. Combined mine/mill unit operating costs in the Flin Flon area were 42% higher than the prior year’s quarter primarily due to the unscheduled two-week shutdown of the 777 shaft in October. Mine/mill unit costs in the Snow Lake area were 10% lower in the fourth quarter compared to the prior year due to higher throughput from the Lalor mine.

Cash Flows

Operating cash flow before change in non-cash working capital was negative $3.5 million for the fourth quarter of 2014, a $4.3 million decrease compared with the same period in 2013, primarily as a result of lower copper sales volume and lower realized copper prices.

Cash and cash equivalents decreased by $210.4 million from September 30, 2014 to $207.3 million as at December 31, 2014, mainly as a result of $230.7 million of investments, primarily at the Constancia project.

At December 31, 2014, Hudbay had total pro-forma available and committed liquidity of approximately $607 million, including $207.3 million in cash and cash equivalents and availability under the company’s credit facilities, including the increased amount committed by the lenders under Hudbay’s corporate revolving credit facility. Hudbay expects that this will be sufficient to meet its liquidity needs for 2015.

Constancia

At Hudbay’s 100% owned Constancia project in Peru, physical construction was essentially completed and copper concentrate production began as expected during the fourth quarter of 2014. Commercial production remains on track for the second quarter of 2015 and the mine is expected to achieve full capacity in the second half of the year.  Safety remains a primary focus at the operation with the project achieving approximately 21 million hours worked and only one lost time injury in 2014.

Commissioning is ongoing and copper concentrate produced to date has met specifications. Trucking to the port commenced in early January and the first sale of concentrate is expected later in the first quarter of 2015.

Initial mining of softer supergene ore from the main Constancia pit is expected to result in the concentrator processing ore at average grades 30% above reserve grade in the first five years of the projected 22 year mine life.  There are currently approximately 800,000 tonnes of ore on the run-of-mine pad and an additional 1.8 million tonnes of broken ore in the Constancia pit, representing approximately one month of expected throughput in the plant at design capacity. Mining and civil earthworks productivity has been at or above expectations.

Rosemont

Rosemont is a copper project located in Pima County, Arizona, approximately 50 kilometres southeast of Tucson. Hudbay’s ownership in the Rosemont project is subject to an earn-in agreement with United Copper & Moly LLC (‘‘UCM’’), pursuant to which UCM has earned a 7.95% interest in the project and may earn up to a 20% interest.

The 43 hole confirmatory drill program was completed on time in December with a total of approximately 93,000 feet drilled. A metallurgical test program has commenced with initial results expected in the second quarter of 2015 and final results expected in the third quarter of 2015. Permitting efforts remain ongoing. On February 3, 2015, the Arizona Department of Environmental Quality issued the Clean Water Act Section 401 Water Quality Certification. The remaining required key permits are the final Record of Decision from the U.S. Forest Service and the Clean Water Act Section 404 Permit from the U.S. Army Corps of Engineers.

Key Financial Results

	Three Months Ended December 31		Year Ended December 31
($000s except per share and cash cost amounts)	2014	2013	2014	2013
Revenue	128,416	136,082	559,956	516,801
(Loss) profit before tax	(28,750)	(33,693)	11,541	(56,004)
Basic and diluted earnings (loss) per share[1]	0.21	(0.32)	0.34	(0.59)
Profit (loss) for the year	49,583	(61,481)	71,866	(109,276)
Operating cash flow[2,3]	(3,496)	762	15,347	9,849
Operating cash flow per share[3]	(0.01)	—	0.07	0.06
Cash cost per pound of copper sold, net of by-product credits[3]	1.60	2.16	1.98	1.91

1Attributable to owners of the company.

2Before stream deposit and change in non-cash working capital.

3Refer to “Non-IFRS Financial Performance Measures” below.

($000s except per share and cash cost amounts)	December 31, 2014	December 31, 2013
Cash and cash equivalents	207,273	631,427
Total assets	5,627,508	3,843,986

Non-IFRS Financial Performance Measures

Operating cash flow per share and cash cost per pound of copper sold are included in this news release because the company believes that, in the case of operating cash flow per share, it helps investors and management to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash cost per pound of copper sold, it helps investors assess the performance of the company’s operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow per share

The following table presents Hudbay’s calculation of operating cash flow per share for the three months and year ended December 31, 2014 and December 31, 2013:

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
($000s, except share and per share amounts)	2014	2013	2014	2013
Operating cash flow before stream deposit and change in non-cash working capital	(3,496)	762	15,374	9,849
Weighted average shares outstanding — basic	233,631,382	172,078,376	209,023,666	172,048,434
Operating cash flow per share	$(0.01)	$—	$0.07	$0.06

Cash cost per pound of copper sold

Cash cost per pound of copper sold is a non-IFRS measure that management uses as a key performance indicator to assess the performance of the company’s operations. Hudbay’s calculation designates copper as its primary metal of production as it has been, and is expected to be, the largest component of revenues. The calculation is presented in two manners:

•                  Cash cost per pound of copper sold, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper sold, Hudbay’s primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of metal sales, and an increase in production of a by-product metal will tend to result in an increase in cash costs under this measure, regardless of the profitability of the increased by-product metal production.

•                  Cash cost per pound of copper sold, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of Hudbay. The economics that support Hudbay’s decision to produce and sell copper would be different if the company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure Hudbay’s operating performance versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The following table presents Hudbay’s calculation of gross cash cost per pound of copper sold and cash cost per pound of copper sold, net of by-product credits for the three months and year ended December 31, 2014 and 2013.

	Three Months Ended		Year Ended
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
(In $ thousands, except dollar per pound amounts)	2014	2013	2014	2013
By product credits:
Zinc	78,719	54,956	267,102	219,125
Gold	17,951	25,297	87,484	99,531
Silver	2,841	3,813	14,209	14,368
Other	1,538	1,086	4,979	5,796
Total by-product credits	101,049	85,152	373,774	338,820
Less: deferred revenue	(9,748)	(16,998)	(49,478)	(69,088)
Less: pre-production credits	(9,539)	(2,731)	(18,769)	(12,519)
Total by-product credits, net of pre-production credits	81,762	65,423	305,527	257,213

By-product credits, per net copper pound sold:
Zinc	6.08	3.45	4.01	3.58
Gold	1.39	1.59	1.31	1.63
Silver	0.22	0.24	0.21	0.23
Other	0.11	0.06	0.07	0.09
Total by-product credits	7.80	5.34	5.60	5.53
Less: deferred revenue	(0.75)	(1.06)	(0.74)	(1.13)
Less: pre-production credits	(0.74)	(0.17)	(0.28)	(0.20)
Total by-product credits, net of pre-production credits	6.31	4.11	4.58	4.20

Cash cost, before by-product credits	102,550	99,857	437,818	373,906
By-product credits, net of pre-production credits	(81,762)	(65,423)	(305,527)	(257,213)
Cash cost, net of by-product credits	20,788	34,434	132,291	116,693

Pounds of copper sold	13,629	16,735	69,962	63,280
Less: pre-production pounds of copper sold	676	799	3,303	2,052
Net pounds of copper sold	12,953	15,936	66,659	61,228

Cash cost per pound of copper sold, before by-product credits	7.91	6.27	6.56	6.11
By-product credits (per pound)	(6.31)	(4.11)	(4.58)	(4.20)
Cash cost per pound of copper sold, net of by-product credits	1.60	2.16	1.98	1.91

Reconciliation to IFRS:
Cash cost, net of by-product credits	20,788	34,434	132,291	116,693
By-product credits	101,049	85,152	373,774	338,820
Change in deferred revenues	(9,748)	(16,998)	(49,478)	(69,088)
Pre-production revenue	(9,539)	(2,731)	(18,769)	(12,519)
Treatment and refining charges	(6,092)	(5,332)	(29,255)	(19,853)
Share based payment	477	337	989	1,021
Adjustments related to zinc inventory write-downs (reversals)	—	5,011	(5,011)	5,011
Cost of sales — mine operating costs (excluding depreciation)	96,935	99,873	404,541	360,085

Cash cost after by-product credits in the fourth quarter of 2014 was $1.60/lb, compared to $2.16/lb for the same period in 2013. Cash cost before by-product credits in the fourth quarter of 2014 was $1.64/lb higher compared to the same period in 2013 primarily due to a higher ratio of zinc to copper sales in the current quarter, resulting in higher volume-related zinc costs per pound of copper sold.  The increase in by-product credits of $2.20/lb compared to the same period in 2013 was also due primarily to the higher ratio of zinc to copper sales. Consequently, these two offsetting factors resulted in a net decrease to cash cost after by-product credits in the fourth quarter of 2014 compared to the same period in 2013.

Year-to-date cash cost after by-product credits was $1.98/lb, compared to $1.91/lb in 2013. The increase in cash cost before by-product credits of $0.45/lb was primarily due to higher treatment and refining charges and increased purchased zinc concentrate usage in 2014 compared to 2013.  By-product credits for the year ended December 31, 2014 were $0.38/lb higher than the same period in 2013 primarily as a result of higher realized zinc prices in 2014 compared to 2013. Consequently, these two offsetting factors resulted in a net increase to the full year cash costs after by-product credits compared to the same period in 2013.

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/_HUDBQ42014MDA.pdf

Financial Statements:

http://media3.marketwire.com/docs/HUDBQ42014FS.pdf

Conference Call and Webcast

Date:	Friday, February 20, 2015

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-849-1847 or 1-866-530-1554

Replay:	647-436-0148 or 1-888-203-1112

Replay Passcode:	7175655#

The conference call replay will be available until 1 p.m. (Eastern Time) on February 27, 2015. An archived audio webcast of the call also will be available on Hudbay’s website.

Qualified Person

The technical and scientific information in this news release related to the Constancia project has been approved by Cashel Meagher, P. Geo, Hudbay’s Vice-President, South America Business Unit. The technical and scientific information related to all other sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for Hudbay’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward looking information includes, but is not limited to, the production, cost and capital and exploration expenditure guidance, the permitting, development and financing of the Rosemont project, production at Hudbay’s Constancia, 777, Lalor and Reed mines processing at the company’s Constancia concentrator, Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, anticipated timing of the company’s projects and events that may affect its projects, including the anticipated issue of required licenses and permits, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  The successful ramp up of production at Constancia;

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the supply and demand for metals Hudbay produces;

•                  no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

•                  the supply and availability of reagents for Hudbay’s concentrators;

•                  the supply and availability of concentrate for Hudbay’s processing facilities;

•                  the supply and availability of third party processing facilities for Hudbay’s concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of Hudbay’s business and growth strategies, including the success of the company’s strategic investments and initiatives;

•                  the availability of additional financing, if needed, under Hudbay’s standby credit facility for Constancia and the company’s corporate credit facility;

•                  the availability of financing for Hudbay’s exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the company’s ability to complete the closing of its revised $250 million corporate credit facility

•                  the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;

•                  Hudbay’s ability to secure required land rights to complete its Constancia project;

•                  maintaining good relations with the communities in which we operate, including the communities surrounding Hudbay’s Constancia and Rosemont projects and First Nations communities surrounding the company’s Lalor and Reed mines;

•                  no significant unanticipated challenges with stakeholders at Hudbay’s various projects;

•                  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•                  no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including risks associated with the commissioning and ramp up of the Constancia project), depletion of the company’s reserves, dependence on key personnel and employee and union relations, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, volatile financial markets that may affect the company’s ability to obtain financing on acceptable terms, the development of the Rosemont project not occurring as planned, any material inaccuracy in Augusta’s historical public disclosure and representations in the support agreement upon which the company’s offer to acquire Augusta was predicated, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, including the historical estimates of mineral reserves and resources at the Rosemont project, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, the company’s ability to abide by the covenants in its debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the company’s MD&A for the three and six months ended June 30, 2014 and the company’s most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For further information, please contact:

Jacqueline Allison

Director, Investor Relations

(416) 814-4387

jacqueline.allison@hudbayminerals.com